UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-09148

THE BRINK’S COMPANY

(Exact name of registrant as specified in its charter)

1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia, 23226, (804) 289-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under and Common Stock, par value $1.00 per share, to be offered and sold under
The Brink’s Company 401(k) Plan (1)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934 The Brink’s Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 30, 2010	By:	/s/ McAlister C. Marshall, II
McAlister C. Marshall, II
Vice President

(1)   The Brink’s Company 401(k) Plan has been amended to provide that employee salary deferral contributions may no longer be invested in the above-referenced employer securities.  Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Form 11-Ks no longer need to be filed.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.